

Mail Stop 3030

August 30, 2016

Via E-mail
Yunfei Li
Chief Executive Officer
China Bak Battery, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province
China, 116422 People's Republic of China

> **Re:** **China Bak Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 16, 2016**
> **File No. 001-32898**

Dear Mr. Li:

We have reviewed your July 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to our June 17, 2016 letter.

Form 10-K for the Fiscal Year Ended September 30, 2015

Financial Statements

Note 1. Principal Activities, page F-7

1. We reference your response to comment 2 and note that you have not addressed the comment related to where you provided the disclosures required by ASC 805-10-50 and 805-20-50 for your acquisition of BAK Tianjin. Please provide us the required disclosures related to this acquisition. These disclosures should also be included in future filings.

Note 20. Concentrations of Credit Risk, page F-29

2.   We reference your response to comment 6 and that BAK Tianjin is now your supplier. Please clarify for us your relationship with BAK Tianjin and how they are your supplier when you received most of their operating assets, including customers, employees, patents and technologies, as part of the acquisition disclosed on page 2. Please also explain to us how you have recorded transactions with BAK Tianjin after the acquisition.

        You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery